China Acquisition Group, Inc.
Room 912, Wai Tung House, Tung Tau Estate
Wong Tai Sin, Kowloon, Hong Kong

June 3, 2009

Via EDGAR and FedEx
Mr. Larry Spirgel
Mail Stop 3720
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	China Acquisition Group, Inc.
Registration Statement on Form 10-12G
Filed May 1, 2009
File No. 000-53659

Dear Mr. Spirgel:

We are in receipt of your comment letter dated May 29, 2009 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

ANSWER:
Please be advise that we are aware that the Form 10 goes effective by lapse of 60 days after the date filed pursuant to the Section 12(g)(1) of the Securities Exchange Act of 1934, and as a result we will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 at such time.

Item 1.  Business, page 1

2.
Please expand your disclosure to discuss the organizational efforts the Company has been engaged in since inception on April 16, 2009. Considering your lack of capital and the substantial costs involved, please discuss the efforts you will engage in to locate a target company and how you will fund such efforts. Include similar disclosure in your Management's Discussion and Analysis section.

ANSWER:
Please be advised that we have revised to disclose that Ms. Yee will be solely responsible to locate a target company and to pay for the expenses arising from searching for a target company. We have also revised to insert a relevant risk factor.

3.
Please disclose what benefits the company hopes to obtain for its shareholder(s) by merging with a private operating company. For example, clarify whether you will seek to retain an equity interest in the surviving company, a cash payment in exchange for outstanding shares, or a combination.

ANSWER:
Please be advised that we have revised to disclose that our shareholder will benefit from our merger with a private operating company by either retaining an equity interest in the surviving company, receiving a cash payment in exchange for outstanding shares or a combination of both cash and an equity interest.

4.
We note your disclosure on page 1 stating, "[w]e will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business." Please explain this statement given your disclosure on page F-6 in the Notes to the Financial Statements disclosing that the company was incorporated for the purpose of effecting a business combination with a Chinese-based operating company.

ANSWER:
Please be advised that we have revised our statement to disclose that we were incorporated for the purpose of effecting a business combination with a private operating company located in the People’s Republic of China and have provided disclosure regarding potential opportunities in China.

Form of Acquisition, page 2

5.
We note your disclosure that the investigation of a specific business opportunity will require "substantial management time and attention." In addition, we note your disclosure stating that your officers and directors will devote "very limited time" to the company "until the acquisition of a successful business opportunity has been identified." Please revise to disclose the specific amount of time management will devote to the company each week.

ANSWER:	Please be advised that we have revised to remove the term "substantial" and disclose that our management will devote approximately ten (10) hours each week to our business.

Item 1 .A. Risk Factors, page 3

6.	Please revise your introductory paragraph to remove the reference to "selling stockholders," insofar as tills registration statement does not relate to an offering of shares.

ANSWER:	Please be advised that we have revised the statement to remove the reference to “selling shareholders.”

Our Principal stockholders mav engage in a transaction to cause us to repurchase their shares of common stock, page 5

7.
Please revise this risk factor to provide further information related to these potential transactions, explaining in greater detail the underlying reason or reasons for engaging in the transactions. Further, please advise, with a view towards disclosure, why your management, principal stockholder(s) and board of directors may change subsequent to these transaction(s).

ANSWER:	Please be advised that we have removed the abovementioned risk factor because it will not be a relevant risk associated with investment in our company.

This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses., page 7

8.	Insofar as this disclosure is essentially duplicative of disclosure found on page 1 of your registration statement, please revise to delete it.

ANSWER:	Please be advised that we have revised to remove the duplicative disclosure.

Item 2. Management’s Discussion and Analysis or Plan of Operation, page 7

9.
We note you disclose the perceived benefits of being a reporting company and describe certain businesses that might seek to become a reporting company. However, please describe why you believe your company, a reporting shell with minimal assets, would be attractive to a private operating company seeking to become public. In other words, explain the perceived benefit for a private operating company in becoming public by merging with you as opposed to filing its own Form 10 registration statement under the Exchange Act.  In your explanation, take into account the consideration that such private company would have to provide to you in such a transaction as well as your obligation to file a Form 8-K in connection with such a transaction including Form 10 information regarding the private operating company.

ANSWER:
Please be advised that we have revised our disclosure to explain why we believe we would be attractive to a private operating company seeking to become a public company under “Business Description” and “Management’s Discussion and Analysis.”

Item 5. Directors, Executive Officers. Promoters and Control Persons, page 8

10.
Please disclose any prior or current involvement by Ms. Yee in the formation, registration, or operation of another public shell company. We note the conflicting disclosure on page three stating your management is currently involved with other blank check companies, with the disclosure on page 9 stating that no member of your management also serves as an officer or director of any other blank check companies.

ANSWER:	Please be advised that we have revised our statement to reconcile the aforementioned conflict.

Item 10. Recent Sales of Unregistered Securities., page 10

11.	Please revise to include all disclosure under Item 701 of Regulation S-K, including consideration received, and the exemption(s) relied upon for the issuance of shares to Ms. Yee.

ANSWER:	Please advised that we have revised our disclosure under “Recent Sales of Unregistered Securities” to include all disclosure required under Item 701 of Regulation S-K.

Sincerely,

Yik Li Yee
Yik Li Yee
President and CEO